

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Faraz Ali, M.B.A.
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, 5th Floor
South San Francisco, California 94080

      Re: Tenaya Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed August 10, 2022
          File No. 333-266741

Dear Mr. Ali:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Emily A. Coskey